PAUL J. POLLOCK
                                                      paul.pollock@kattenlaw.com
                                                      212.940.8555 direct
                                                      212.894.5511 fax

July 30, 2008

Via EDGAR Transmission and FAX

Mr. Wilson K. Lee
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Wealthcraft Systems, Inc.
                  Form 10-KSB for the Year Ended December 31, 2007 (the "10-K") File No.: 000-51575
                  Filed March 31, 2008

Dear Mr. Lee,

      Set forth below is the response of Wealthcraft Systems, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated July 21, 2008 (the "Comment Letter"), concerning the referenced Annual Report on Form 10-KSB filed on March 31, 2008. For your convenience and to facilitate your review, we have set forth herein the comments contained in the Comment Letter followed by our response. We have also included a copy of the amended 10-K, which has been revised in accordance with our responses below and otherwise updated, delivered via fax with this letter. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company.

1) It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your managements assessment of internal control over financial reporting.

      Response:

Mr. Wilson K. Lee
July 23, 2008
Page 2

      We complied with your request and revised this section of the 10-K in accordance with the staff's comments.

2) In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

      Response:

      We complied with your request. The Company's management performed and completed its report on internal control over financial reporting. Accordingly, we do not believe that there is an impact in its conclusions regarding the effectiveness of its disclosure controls.

3) Finally, we not that you filed your Principal Executive Offer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language paragraph 4 and the language of paragraph 4(b) of
      Item 601(b)(31) of Regulation S-B.

      Response:

      We complied with your request and revised this section of the 10-K in accordance with the staff's comments.

      In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our response, please feel free to call me (212-940-8555).

                                                              Sincerely,



                                                              Paul Pollock

cc: Kelly Jay Michael Tallas